7720 North Lehigh Avenue
Niles, Illinois 60714-3491
Phone (847) 929-1202
Fax (847) 966-1310
January 13, 2012

Mr. John Cash, Branch Chief
Ms. Mindy Hooker, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:     MFRI, Inc.
Form 10-K for the Fiscal year ended January 31, 2011
Filed April 14, 2011
Definitive Proxy Statement on Schedule 14A
Filed May 27, 2011
Forms 10-Q for the periods ended April 30, 2011, July 31, 2011 and October 31, 2011
Filed June 13, 2011, September 14, 2011 and December 12, 2011
File No. 1-32530

Dear Mr. Cash and Ms. Hooker:
Following are our responses to your letter of December 29, 2011. Our response follows the organization of your letter. We have used terms that were defined in the subject filings without re-iterating their definition in this letter.

Form 10-K for the Fiscal year ended January 31, 2011

Condensed Consolidated Statement of Cash Flows, page 30

1.
In future periodic filings please remove the subtotal included under Financing Activities as this presentation is not contemplated under ASC 230. Please also refer to ASC Topic 230-10-45-7 for information pertaining to gross and net cash flows.

Company response. In future filings we will remove the subtotal included under Financing Activities.

Definitive Proxy Statement on Schedule l4A

Compensation Plans for NEOs as of January 31. 2011

2.
We note your disclosures in this section regarding the incentive compensation of Mr.Unger, Mr. Elgendy, and Mr. Maffei. You included similar disclosure in your definitive proxy statement filed May 29, 2008. In our letter dated December 23, 2008 we requested that you disclose in future filings the percentages of (i) consolidated income before income taxes and before corporate profit-based incentive compensation and (ii) business unit income from operations before allocated corporate expenses that you must meet in order for executives to earn their respective bonuses and disclose what the actual amounts were for the prior year. Please tell us this information for the last fiscal year, with a view toward future disclosure. See Item 402(o)(5) of Regulation S-K.

Company response. Following is the relevant section of the Definitive Proxy Statement on Schedule 14A filed May 27, 2011 modified to include the information required by the staff's comment. Added information is identified by bold italics.

Compensation Plans for NEOs as of January 31, 2011

David Unger. In addition to Mr. Unger's annual base salary, he earns incentive compensation calculated as two percent of the company's consolidated income before income taxes and before corporate profit-based incentive
Compensation (“Corporate Incentive Earnings”); the two percent rate is increased to four percent of Corporate Incentive Earnings in excess of $4,584,000. 2010 Corporate Incentive Earnings were $2,816,129 and Mr. Unger earned $56,323 of incentive compensation .The company makes available to Mr. Unger an annual amount to pay premiums for certain insurance policies for Mr. Unger and his wife currently or in later years and reimburses his and his wife's medical expenses. Mr. Unger is reimbursed for a club membership and is provided a company automobile. Mr. Unger is granted stock options as approved by the Compensation Committee from time to time.

Fati A. Elgendy. On November 12, 2007, the Company and Mr. Elgendy entered into an employment agreement to confirm Mr. Elgendy's employment arrangement with the company (“Employment Agreement”). For details, refer to Exhibit 10(j) filed with the company's Form 10- K on April 19, 2009. In addition to Mr. Elgendy's annual base salary under the Employment Agreement, he earns incentive compensation calculated as six percent of the Perma-Pipe business unit's income from operations before allocated corporate expenses to the extent such income exceeds six percent of business unit sales (the “Perma-Pipe President Incentive Earnings”). In 2010, Perma-Pipe President Incentive Earnings were $8,707,033, and Mr. Elgendy earned $522,422 of incentive compensation. Pursuant to the Employment Agreement, Mr. Elgendy is provided a company automobile, credited with nonqualified deferred compensation and granted stock options as approved by the Compensation Committee from time to time. If Mr. Elgendy's employment is terminated by the company other than for death, disability, or due cause (as defined in the Employment Agreement), Mr. Elgendy will be entitled to additional base salary and incentive payments as set forth in his Employment Agreement.

Robert A. Maffei. In addition to Mr. Maffei's annual base salary, he earns incentive compensation calculated as three percent of the Perma-Pipe business unit's income from operations before allocated corporate expenses and before U.S. employees' incentive compensation to the extent such income exceeds six percent of business unit sales (the “Perma-Pipe Management Incentive Earnings”). 2010 Perma Pipe Management Incentive Earnings were $10,661,444, and Mr. Maffei earned $319,843 of incentive compensation. Mr. Maffei is credited with nonqualified deferred compensation and is granted stock options as approved by the Compensation Committee from time to time.

Related Parties

3.
In future filings, please fully comply with Item 404(a)(1) of Regulation S-K by providing the name of the company and the two principal stockholders who own the company to which you provided services.

Company response. The information described will be included in future filings.

Forms 10-Q for the quarters ended April 30, 2011, July 31, 2011 and October 31, 2011

Exhibits 31.1 and 31.2

4.
In future filings, please provide the certifications exactly as provided in Item 601(b)(31) of Regulation S-K, including the entire introductory paragraph 4 regarding disclosure controls and procedures and internal control over financial reporting and the parenthetical text in paragraph 4(d).

Company response. Future filings will recite the language exactly as described in the staff's comment.

Form 10-Q for the quarter ended October 31, 2011

Financial Statements
Note 3 - Income Taxes, page 5

5.
We note your disclosure which indicates you have repatriated foreign earnings during your most recent fiscal quarter. In future filings, please expand your liquidity disclosures to discuss the locations of your cash balances and also discuss the potential range of tax consequences, should you continue to repatriate additional cash. If further repatriations are anticipated, please also discuss the extent and timing of such repatriations.

Company response. The information described will be included in future filings.

* * * * *

We acknowledge that

•	The company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the company's filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MFRI, Inc.

/s/ Michael D. Bennett
Michael D. Bennett
Vice President, Chief Financial Officer, Secretary and Treasurer
(Principal Financial and Accounting Officer)